Exhibit 99.1

CLPS Incorporation Reports Financial Results for the First Half of Fiscal Year 2019

SHANGHAI, Feb. 22, 2019 /PRNewswire/ -- CLPS Incorporation (the “Company” or “CLPS”) (Nasdaq: CLPS), a leading information technology (“IT”) consulting and solutions service provider focusing on the banking, insurance and financial sectors in China and globally, today announced its financial results for the six months ended December 31, 2018, or the first half of the Company’s fiscal year 2019.

First Half of Fiscal 2019 Highlights (all results compared to the six months ended December 31, 2017)

●	Revenues increased by 38.7% to $30.8 million from $22.2 million.
●	Gross profit increased by 25.8% to $11.2 million from $8.9 million.
●	Net loss attributable to CLPS Incorporation’s shareholders of $1.4 million, or $0.10 basic and diluted losses per share, from net income attributable to CLPS Incorporation’s shareholders of $1.3 million, or $0.12 basic and diluted earnings per share.
●	Non-GAAP net income attributable to CLPS Incorporation’s shareholders[1] increased by 100% to $2.6 million, or $0.19 basic earnings per share and $0.18 diluted earnings per share, from $1.3 million, or $0.12 basic and diluted earnings per share (See Use of Non-GAAP Financial Measures below for a discussion of such measures as used in this press release).

Mr. Raymond Lin, Chief Executive Officer of CLPS, commented, “During the first six months of the 2019 fiscal year, we continued to grow our revenue at a double-digit pace thanks to growth in demand from existing and new clients. New clients in particular helped us with our geographic growth, including further expansion in Singapore. As previously announced, our customized IT solution service successfully passed client testing for its blockchain project in Shanghai, and we are on track to delivering per client requirements.”

“We also expanded our talent development capabilities as we launched CLPS Academy with the vision of establishing it as a Center of Excellence to fulfill the quality and professional IT training needs of our staff, business partners, and potential clients. Furthermore, we expect to open additional training centers overseas to meet employee demand globally. Our CLPS Research Institute remains dedicated to exploring the application of new and emerging technology such as big data, blockchain, distributed financial cloud applications, and robotic process automation, which we have been piloting internally. Our efforts were recently recognized by industry peers at the China Finance Summit in December, where we received the 2018 Fintech Brand Leadership Award.”

“As we look to the remainder of this fiscal year and beyond, we expect to continue to make longterm investments to support our continued growth. We remain focused on expanding horizontally and vertically, growing our global footprint and market share, and continuing to support our talent and technology development. We intend to continue to drive forward our dual-engine growth strategy and to create long-term sustainable value for our shareholders,” concluded Mr. Lin.

[1]Non-GAAP net income attributable to CLPS Incorporation’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to CLPS Incorporation’s shareholders excluding share-based compensation expenses. Please refer to the section titled “Unaudited Reconciliation of Non-GAAP to GAAP Results” for details.

First Half of Fiscal Year 2019 Financial Results

Revenues

In the first half of fiscal 2019, revenues increased by $8.6 million, or 38.7%, to $30.8 million from $22.2 million in the prior year period. This increase in revenue was mainly due to an increase in revenue from IT consulting services.

Revenue from IT consulting services increased by $8.2 million, or 38.0%, to $29.8 million and accounted for 96.8% of total revenue in the first half of fiscal 2019 from $21.6 million, or 97.4% of total revenue, in the same period of the previous year. The increase was primarily due to increased demand from existing and new clients. For the six months ended December 31, 2018 and 2017, 50.3% and 46.8% of IT consulting services revenue were from international banks, respectively.

Revenue from customized IT solution services increased by $0.4 million, or 80.0%, to $0.9 million in the first half of fiscal 2019 from $0.5 million in the same period of the previous year. The increase was also primarily due to growth from existing and new clients. During the first half of fiscal 2019, revenue from other services increased by $0.05 million to $0.1 million from $0.05 million in the same period of the previous year.

Gross Profit and Gross Margin

Gross profit increased by $2.3 million, or 25.8%, to $11.2 million in the first half of fiscal 2019 from $8.9 million in the prior year period. Gross margin decreased to 36.4% in the first half of fiscal 2019 compared to 39.9% in the prior year period. The decrease in gross margin was primarily due to the lower gross margins of new projects.

Operating Expenses

Selling and marketing expenses decreased by $0.1 million, or 9.1%, to $1.0 million in the first half of fiscal 2019 from $1.1 million in the prior year period due to the decrease of salary expenses caused by the employees’ resignation.

Research and development expenses decreased by $0.6 million, or 16.7%, to $3.0 million in the first half of fiscal 2019 from $3.6 million in the prior year period due to the decrease of salary expenses. Salary expenses of some R&D employees who supported improvement of management system of the Company were recorded as general and administrative expenses.

General and administrative expenses increased by $6.1 million, or 196.8%, to $9.2 million in the first half of fiscal 2019 from $3.1 million in the prior year period. The increase was primarily due to an addition of $4.0 million non-cash share-based compensation expenses related to the grants under the 2017 Equity Incentive Plan. After the deduction of non-cash share-based compensation expenses, non-GAAP general and administrative expenses[2] increased by $2.1 million, or 67.7%, to $5.2 million in the first half of fiscal 2019 from $3.1 million in the same period of the previous year. The increase in non-GAAP administrative expenses was primarily due to routine expenses incurred after going public and due to a year-over-year increase in salary and compensation expenses.

[2] Non-GAAP general and administrative expenses is a non-GAAP financial measure, which is defined as general and administrative expenses excluding share-based compensation expenses. Please refer to the section titled “Unaudited Reconciliation of Non-GAAP to GAAP Results” for details.

Operating Income

Operating income decreased by $3.1 million to a $2.0 million loss in the first half of fiscal 2019 from an income of $1.1 million in the same period of the previous year. Operating margin was (6.5%) in the first half of fiscal 2019 compared to 4.9% in the prior year period. After the deduction of non-cash share-based compensation expenses, non-GAAP operating income[3] increased by $0.9 million, or 81.8%, to $2.0 million in the first half of fiscal 2019 from $1.1 million in the same period of the previous year. Non-GAAP operating margin[4] increased to 6.5% in the first half of fiscal 2019 from 4.9% in the prior year period.

Other Income and Expenses

Subsidies and other income increased to $0.6 million in the first half of fiscal 2019 from $0.4 million in the same period of the previous year.

Provision for Income Taxes

Provision for income tax increased by $0.1 million to $0.2 million in the first half of fiscal 2019 from $0.1 million in the same period of the previous year, mainly due to the increase of current income tax expenses.

Net Income and EPS

Net income decreased by $3.0 million to a loss of $1.7 million in the first half of fiscal 2019 from an income of $1.3 million in the prior year period. The decrease in net income was due to the increase in non-cash share-based compensation expenses. After the deduction of non-cash share-based compensation expenses, non-GAAP net income[5] increased by $1.0 million, or 76.9%, to $2.3 million in the first half of fiscal 2019 from $1.3 million in the same period of the previous year. After the deduction of non-controlling interests, net loss attributable to CLPS Incorporation’s shareholders in the first half of fiscal 2019 was $1.4 million, or $(0.10) per basic and diluted share. After excluding the impact of non-cash share-based compensation expenses, non-GAAP net income attributable to CLPS Incorporation’s shareholders[1] in the first half of fiscal 2019 was $2.6 million, or $0.19 per basic share and $0.18 per diluted share. This is compared to net income attributable to CLPS Incorporation’s shareholders of $1.3 million, or $0.12 per basic and diluted share, in the first half of fiscal 2018.

Cash Flow

As of December 31, 2018, the Company had cash and cash equivalents of $5.8 million compared to $9.7 million as of June 30, 2018.

Net cash provided by operating activities was approximately $3.3 million for the six months ended December 31, 2018, including net deficit of $1.7 million, adjusted for non-cash items of $4.1 million and positive adjustments for changes in operating assets and liabilities of $0.9 million. Non-cash items include the share-based compensation reserves of $4.0 million.

[1] Non-GAAP net income attributable to CLPS Incorporation’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to CLPS Incorporation’s shareholders excluding share-based compensation expenses. Please refer to the section titled “Unaudited Reconciliation of Non-GAAP to GAAP Results” for details.

[3] Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses. Please refer to the section titled “Unaudited Reconciliation of Non-GAAP to GAAP Results” for details.

[4] Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating income as a percentage of revenues. Please refer to the section titled “Unaudited Reconciliation of Non-GAAP to GAAP Results” for details.

[5] Non-GAAP net income is a non-GAAP financial measure, which is defined as net income excluding share-based compensation expenses. Please refer to the section titled “Unaudited Reconciliation of Non-GAAP to GAAP Results” for details.

For the six months ended December 31, 2018, net cash used in investing activities was approximately $7.2 million, primarily due to the purchase of short-term investments.

Net cash used in financing activities was approximately $606 for the six months ended December 31, 2018. During this period, the Company borrowed bank loans of approximately $2.6 million, repaid loans of approximately $3.3 million, received $1.5 million from over-allotment, paid for purchase of non-controlling interests in subsidiary of $0.6 million and paid $0.2 millionto related parties.

Financial Outlook

For fiscal year 2019, we expect, absent material acquisitions or non-recurring transactions, a total sales growth in the range of approximately 30% to 35%, and a non-GAAP net income growth in the range of approximately 30% to 35%, as compared with the 2018 financial results. The foregoing guidance include estimated 2019 financial results of the InfoGain acquisition, an entity in which we acquired an 80% equity stake in August 2018. In addition, this guidance necessarily assumes no significant adverse price changes during fiscal year 2019.

This forecast reflects our current and preliminary views, which are subject to change and are subject to risks and uncertainties, including, but not limited to, potential accounting adjustments attributable to InfoGain acquisition as well as various risks and uncertainties facing our business and operations as identified in our public filings.

Conference Call Information

The Company will hold a conference call at 8:30 am ET on Feb. 22, 2019, to discuss first half of fiscal year 2019 results. Listeners may access the call by dialing:

U.S. Toll-Free:	+1-888-220-8474
U.S. Local/International:	+1-323-794-2590
China National:	400-120-9101
Hong Kong:	800-961-105

A webcast will also be available through the Company’s investor relations website at http://ir.clpsglobal.com/

A replay of the call will be available through March 1, 2019, by dialing:

U.S. Toll-Free:	+1-844-512-2921
U.S. Local/International:	+ 1-412-317-6671
Passcode:	2787866

Exchange Rate

The balance sheet amounts with the exception of equity as of December 31, 2018 were translated at 6.8755 RMB to 1.00 USD as compared to 6.5063 RMB to 1.00 USD as of December 31, 2017. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the periods ended December 31, 2018 and 2017 were 6.8585 RMB to 1.00 USD and 6.6412 RMB to 1.00 USD, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

About CLPS Incorporation

Headquartered in Shanghai, China, CLPS Incorporation (the “Company”) (Nasdaq: CLPS) is a global leading information technology (“IT”), consulting and solutions service provider focusing on the banking, insurance and financial sectors. The Company serves as an IT solutions provider to a growing network of clients in the global financial industry, including large financial institutions in the US, Europe, Australia and Hong Kong and their PRC-based IT centers. The Company maintains ten delivery and/or research & development centers to serve different customers in various geographic locations. Mainland China centers are located in Shanghai, Beijing, Dalian, Tianjin, Chengdu, Guangzhou and Shenzhen. The remaining three global centers are located in Hong Kong, Singapore and Australia. For further information regarding the Company, please visit: http://ir.clpsglobal.com/.

Forward-Looking Statements

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond the Company’s control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All such statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties related to the Company’s financial and operational performance in the first half of 2019, its expectations of the Company’s future performance, its preliminary outlook and guidance offered in this presentation, as well as the risks and uncertainties described in the Company’s most recently filed SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. The Company uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to CLPS Incorporation’s shareholders, and basic and diluted non-GAAP net income per share, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP operating income as a percentage of revenues. Non-GAAP net income attributable to CLPS Incorporation’s shareholders is net income attributable to CLPS Incorporation’s shareholders excluding share-based compensation expenses. Basic and diluted non-GAAP net income per share is non-GAAP net income attributable to common shareholders divided by weighted average number of shares used in the calculation of basic and diluted net income per share. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation expenses clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. The Company encourages investors to carefully consider its results under GAAP, as well as its supplemental non-GAAP information and the reconciliation between these presentations, to more fully understand its business. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of Non-GAAP to GAAP Results” near the end of this release.

Contact:

CLPS Incorporation

Tian van Acken

Chief Financial Officer

Phone: +86-158-0198-4357

Email: ir@clpsglobal.com

ICR Inc.

Rose Zu

Phone: +646-405-4868

Email: ir@clpsglobal.com

CLPS INCORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of	As of
	December 31,	June 30,
	2018	2018
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	$5,791,926	$9,742,886
Short-term investments	5,672,315	-
Accounts receivable, net	16,542,912	16,267,835
Amount due from underwriter on the over-allotment	-	1,472,592
Prepayments, deposits and other assets, net	1,769,813	1,231,217
Prepaid income tax	-	206,361
Amount due from related parties	186,798	131,321
Total Current Assets	29,963,764	29,052,212

Property and equipment, net	453,703	333,897
Intangible assets, net	508,054	260,059
Goodwill	436,418	173,560
Escrow receivable	200,000	200,000
Prepayments, deposits and other assets, net	535,416	119,372
Long-term investment – equity method	148,675	142,590
Long-term investment – cost method	151,124	151,124
Deferred tax assets, net	464,395	512,097
Total Assets	$32,861,549	$30,944,911

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	$1,890,772	$2,553,989
Accounts payable and other current liabilities	529,539	1,454,770
Tax payables	919,607	904,850
Deferred revenue	113,147	125,080
Customer deposits	1,000,038	200,836
Salaries and benefits payable	8,140,318	7,341,688
Amounts due to related parties	-	208,342
Total Current Liabilities	12,593,421	12,789,555

Commitments and Contingencies

Shareholders’ Equity
Common share, $0.0001 par value; 100,000,000 shares authorized; 13,813,821 shares issued and outstanding as of December 31, 2018 and 13,590,000 shares issued and outstanding as of June 30, 2018*	1,381	1,359
Additional paid-in capital	21,299,235	17,285,543
Statutory reserves	1,576,327	1,118,467
Accumulated deficit	(2,415,109)	(524,618)
Accumulated other comprehensive loss	(752,634)	(401,677)

Total CLPS Incorporation’s Shareholders’ Equity	19,709,200	17,479,074

Non-controlling Interests	558,928	676,282

Total Shareholders’ Equity	20,268,128	18,155,356

Total Liabilities and Shareholders’ Equity	$32,861,549	$30,944,911

*	The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

CLPS INCORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF INCOME AND COMPREHENSIVE INCOME

	For the six months ended
	December 31,
	2018	2017
	(Unaudited)	(Unaudited)

Revenues	30,795,748	22,199,995
Less: Cost of revenues	(19,625,663)	(13,341,978)
Gross profit	11,170,085	8,858,017

Operating expenses:
Selling and marketing	972,876	1,132,931
Research and development	3,039,361	3,562,988
General and administrative (note 1)	9,161,267	3,064,232
Total operating expenses	13,173,504	7,760,151
(Loss) income from operations	(2,003,419)	1,097,866
Subsidies and other income	623,156	366,798
Other expense	(61,717)	(13,213)

(Loss) income before income tax	(1,441,980)	1,451,451
Provision for income taxes	242,898	126,060
Net (loss) income	(1,684,878)	1,325,391
Less: net loss attributable to non-controlling interests	(252,247)	(5,938)

Net (loss) income attributable to CLPS Incorporation’s shareholders	$(1,432,631)	$1,331,329

Other comprehensive (loss) income

Foreign currency translation (loss) gain	$(370,384)	$231,224
Less: foreign currency translation (loss) gain attributable to non-controlling interests	(19,427)	20,773
Other comprehensive (loss) income attributable to CLPS Incorporation’s shareholders	$(350,957)	$210,451

Comprehensive (loss) income CLPS Incorporation shareholders	$(1,783,588)	$1,541,780
Non-controlling interest	(271,674)	14,835
	$(2,055,262)	$1,556,615

Basic (losses) earnings per common share*	$(0.10)	$0.12

Weighted average number of share outstanding – basic	13,799,224	11,290,000

Diluted (losses) earnings per common share	$(0.10)	$0.12

Weighted average number of share outstanding – diluted (note 2)	13,799,224	11,290,000

Note:

(1)	Includes share-based compensation expenses as follows:

General and administrative	$4,013,714	$-
	$4,013,714	$-

(2)	All dilutive potential ordinary shares had anti-dilutive impact and were excluded in computation of diluted earnings per share in the period when loss was reported.

*	The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

CLPS INCORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

	For the six months ended December 31,
	2018 (Unaudited)	2017 (Unaudited)

General and administrative expense	$9,161,267	$3,064,232
Less: share-based compensation expense	4,013,714	-
Non-GAAP general and administrative expense	$5,147,553	$3,064,232

Operating (loss) income	$(2,003,419)	$1,097,866
Add: share-based compensation expense	4,013,714	-
Non-GAAP operating income	$2,010,295	$1,097,866

Operating Margin	(6.5)%	4.9%
Add: share-based compensation expense	13.0%	-
Non-GAAP operating margin	6.5%	4.9%

Net (loss) income	$(1,684,878)	$1,325,391
Add: share-based compensation expense	4,013,714	-
Non-GAAP net income	$2,328,836	$1,325,391

Net (loss) income attributable to CLPS Incorporation’s shareholders	$(1,432,631)	$1,331,329
Add: share-based compensation expense	4,013,714	-
Non-GAAP net income attributable to CLPS Incorporation’s shareholders	$2,581,083	$1,331,329

Weighted average number of share outstanding used in computing GAAP and non-GAAP basic earnings	13,799,224	11,290,000
GAAP Basic (losses) earnings per common share	$(0.10)	$0.12
Add: share-based compensation expenses	0.29	-
Non-GAAP basic earnings per common share	$0.19	$0.12

Weighted average number of share outstanding used in computing GAAP diluted earnings	13,799,224	11,290,000
Add: effect of dilutive securities (note 1)	158,574	-
Weighted average number of share outstanding used in computing non-GAAP diluted earnings	13,957,798	11,290,000

GAAP diluted (losses) earnings per common share	$(0.10)	$0.12
Add: share-based compensation expenses	0.28	-
Non-GAAP diluted earnings per common share	$0.18	$0.12

Note:

(1)	All dilutive potential ordinary shares had anti-dilutive impact and were excluded in computation of GAAP diluted earnings per share in the period when loss was reported.